EXHIBIT 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

TO CERTIFICATE OF INCORPORATION

SMTP, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

First:  That the name of this corporation (the "Corporation") is SMTP, Inc.

Second:  That the certificate of incorporation of the Corporation was originally filed with the Delaware Secretary of State on November 22, 2010 (the "Certificate of Incorporation").

Third: The Board of Directors of the Corporation, by unanimous written consent pursuant to Section 141(f) of the General Corporation Law of the State of Delaware, duly adopted the following amendments to the Certificate of Incorporation:

Fourth: That Article FOURTH of the Certificate of Incorporation is hereby amended by adding the following new paragraph:

Upon effectiveness (the "Effective Time") pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each five (5) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the "Reverse Stock Split"). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to be rounded up to the next whole share of Common Stock. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to adjustment for fractional share interests as described above. For purposes of clarity, after the Effective Time, the total number of shares of all classes of stock that the Corporation shall have authority to issue shall remain at Fifty-Five Million (55,000,000) shares, consisting of 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

Fifth: This Certificate of Amendment to the Certificate of Incorporation of the Corporation shall become effective on December 26, 2013 at 5:00 pm EST.

Sixth:  That, by written consent executed in accordance with Section 228 of the General Corporation Law of the State of Delaware, the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon, and the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, was given written notice of the proposed amendment to the Certificate of Incorporation and voted in favor of the adoption of the amendment to the Certificate of Incorporation. The necessary numbers of shares, as required by statute, were voted in favor of the amendment.

Seventh:  That said amendments to the Certificate of Incorporation were duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 13 day of December, 2013.

SMTP, INC.

By:	/s/ Jonathan Strimling
Jonathan Strimling,
Chief Executive Officer

State of Delaware

Secretary of State

Division of Corporations

Delivered 03:12 PM 12/13/2013

FILED 03:08 PM 12/13/2013

SRV 131424089 – 4901640 FILE